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                                                                    Sub-Item 77C

               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                INVESCO VAN KAMPEN SELECT SECTOR MUNICIPAL TRUST

An Annual Meeting ("Meeting") of Shareholders of Invesco Van Kampen Select Sector Municipal Trust was held on Friday, July 16, 2010. The Meeting was held for the following purpose:

(1) Elect four Class I Trustees by the holders of the Common Shares, each of whom will serve for a three year term or until a successor has been duly elected and qualified.

The results of the voting on the above matters were as follows:

                                               Votes
Matter                           Votes For   Withheld
------                          ----------   --------
(1)   David C. Arch..........   14,634,776     45,651
      Jerry D. Choate........   14,410,417    270,010
      Howard J. Kerr.........   14,434,782    245,645
      Suzanne H. Woolsey.....   14,456,785    223,642